MUNGER, TOLLES & OLSON LLP
355 SOUTH GRAND AVENUE THIRTY-FIFTH FLOOR LOS ANGELES, CALIFORNIA 90071 June 11, 2013

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention:                                         Ms. Pamela Long

Ms. Era Anagnosti

Re:                             Air Lease Corporation
Registration Statement on Form S-4
File No. 333-188716, initially filed on May 20, 2013
Amendment No. 1, filed on June 4, 2013
Amendment No. 2, filed on June 11, 2013

Ladies and Gentlemen:

On behalf of Air Lease Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated June 6, 2013 relating to the above-referenced Amendment No. 1 (“Amendment No. 1”) filed with the Commission on Form S-4/A (File No. 333-188716) on June 4, 2013.  Amendment No. 1 amended the Registration Statement (the “Registration Statement”) filed with the Commission on Form S-4 (File No. 333-188716) on May 20, 2013.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T.  For the convenience of the Staff, we are also providing four (4) blacklined copies, complete with exhibits, of Amendment No. 2, marked to show changes from Amendment No. 1 filed on June 4, 2013.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.  Defined terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 1.  Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 2.

Prospectus Cover Page

1.              We note your response to comment three in our letter dated May 29, 2013 related to the definition of “BXRAT.”  Please include a summary of your response in an appropriate section of the filing.

RESPONSE TO COMMENT 1

The Company has revised the disclosure on the prospectus cover page and on pages 6 and 34 to reflect the Staff’s comment.

2.              Please revise to disclose the amount of cash or new notes anticipated to be paid as accrued and unpaid interest for each $1,000 original face amount of old notes that is tendered if the exchange offer expires, as expected, on June 20, 2013.

RESPONSE TO COMMENT 2

The Company has revised the disclosure on the prospectus cover page and on pages 7 and 34 to reflect the Staff’s comment.

3.              To the extent the offer period is extended, it appears as though the exchange offer consideration for the accrued and unpaid interest could change. Given the potential variability of consideration offered if the offer period is extended, please advise as to how the presentation of the exchange offer consideration complies with Rule 14e-1(b).

RESPONSE TO COMMENT 3

The Company respectfully submits that the exchange offer consideration for any and all of its outstanding 7.375% Senior Unsecured Notes due January 30, 2019 (the “old notes”) is fixed in the form and amount disclosed in the Company’s preliminary prospectus included in Amendment No. 2 (the “Prospectus”).  A holder of old notes who validly tenders (and does not properly withdraw) $1,000 currently remaining principal amount of old notes will receive, assuming the Company accepts such notes for exchange, $1,053.24 principal amount of its 5.625% Senior Notes due 2017 (the “new notes”).  Expressed in terms of original face amount, a holder of old notes who validly tenders (and does not validly withdraw) $1,000 original face amount of old notes will receive, assuming the Company’s acceptance, $978.15 principal amount of new notes (the difference being due to scheduled principal prepayments on the old notes).  The form and amount of the exchange consideration for the old notes were negotiated, and established by the terms and conditions of the Note Purchase Agreement (the “Original Purchase Agreement”), dated as of January 20, 2012, as amended by means of an Amendment to Note Purchase Agreement (the “NPA Amendment”), effective as of April 29, 2013 (collectively, the “Amended Note Purchase Agreement”).

The terms and conditions of the Amended Note Purchase Agreement also establish a negotiated mechanism for settlement of the Accrued Interest Adjustment Amount, or the difference (which may be positive or negative) between accrued and unpaid interest on the old notes and accrued and unpaid interest that the new notes will carry with them at the time of settlement.  The payment of accrued interest on the old notes is required by the terms of such securities.  Offsetting the amount of accrued interest on new notes being issued avoids the overpayment of interest on such new notes that would occur if the Company issued such new notes with interest accrued from April 1, 2013 and did not offset such interest.

The old notes and new notes have different interest payment dates and different coupons.  For this reason, there are potential settlement dates where more interest will have accrued on new notes than is payable on old notes—in other words, when the Accrued Interest Adjustment Amount is negative.  In that circumstance, recipients of new notes issued in the exchange offer will owe the Company the absolute value of the Accrued Interest Adjustment Amount.  The holders of old notes party to the Amended Note Purchase Agreement negotiated the following mechanism for settlement of the Accrued Interest Adjustment Amount, as reflected in the terms and conditions of such agreement and as disclosed in Amendment No. 2 (the “Interest Mechanism”):

•                  When the Accrued Interest Adjustment Amount is positive, the Company may at its option settle the Accrued Interest Adjustment Amount by paying cash or by issuing new notes in a principal amount determined by the Interest Formula (defined below) in respect thereof.

•                  When the Accrued Interest Adjustment Amount is negative, the recipients of new notes will settle the Accrued Interest Adjustment Amount through reduction of the principal amount of new notes they otherwise would receive as exchange consideration for old notes tendered by them, by the principal amount of new notes determined by the Interest Formula.  This mechanism avoids the need for such recipients to come out of pocket to pay the Company the absolute value of the Accrued Interest Adjustment Amount in cash.

The Interest Mechanism will remain fixed throughout the exchange offer.  While application of the Interest Mechanism for settling the Accrued Interest Adjustment Amount may increase or decrease the principal amount of new notes finally issued to participants at the completion of the exchange offer, the Interest Mechanism is not, in substance, a change to the exchange consideration for the old notes.  It is simply a mechanism to settle accrued and unpaid interest that otherwise would be paid by the Company or to the Company in cash.

The negotiated terms of the Amended Note Purchase Agreement also established the formula, which is disclosed in Amendment No. 2 (the “Interest Formula”), for calculating the principal amount of new notes with which the Company or recipients of new notes may settle the Accrued Interest Adjustment Amount under the Interest Mechanism.  The Interest Formula is an arithmetic formula for which the only extrinsic inputs are the amount of accrued and unpaid interest on $1,000 currently remaining principal amount of old notes and the amount of accrued and unpaid interest on $1,000 principal amount of new notes.  The interest rates and interest payment dates for the old notes and new notes and the currently anticipated settlement date for the exchange offer needed to calculate such accrued interest amounts are disclosed in Amendment No. 2.  No reference to the fluctuating trading price of a security is required to complete the calculation under the Interest Formula.  While the principal amount of new notes yielded by the Interest Formula will change if the expiration date of the exchange offer (and, accordingly, the settlement date) changes, the Interest Formula itself is fixed and will not change.

In sum, the Company believes that the Interest Formula and Interest Mechanism do not constitute modifications to the exchange consideration for old notes that could require extensions of the exchange offer under Rule 14e-1(b) under the Securities Exchange Act of 1934, as amended, and therefore do not require the particular methods of presentation developed to facilitate timely investment decisions in differently structured tender or exchange offers in which the exchange consideration itself for a security fluctuates with trading prices.  The Interest Formula and Interest Mechanism simply provide means for calculating and settling the Accrued Interest Adjustment Amount.

Moreover, to the extent the Staff views the Interest Formula and Interest Mechanism as modifying the exchange consideration for old notes in the event of an extension of the exchange offer, the Company believes that the holders of the old notes have the sophistication and ability to analyze the Interest Mechanism and Interest Formula, calculate the Accrued Interest Adjustment Amount and the outcome of the Interest Formula based on data disclosed in Amendment No. 2, and make informed decisions whether or not to tender the old notes (or withdraw previously tendered old notes) in the time periods described in the Prospectus.  As discussed with the Staff, the holders of the old notes, all of whom the Company believes are direct parties to the Original Purchase Agreement and all of whom the Company believes were provided copies of and are bound by the Amendment, are institutional investors.  Investors of this nature can be expected to have experience with tender offers and exchange offers in which the exchange consideration itself for a security (as opposed to the settlement of accrued and unpaid interest in the Company’s exchange offer) is determined by use of formulae which reference fluctuating market prices for securities.  The Company notes again that the Interest Formula does not require reference to the trading price of a security and can be calculated solely by reference to data disclosed in Amendment No. 2.

For these reasons, the Company believes that the current presentation of the Interest Formula and Interest Mechanism is consistent with Rule 14e-1(b).

The Exchange Offer, page 5

Material differences in the terms of the old notes and the new notes, page 10

4.              We note your added disclosure in response to comment five in our letter dated May 29, 2013. Please revise your disclosure to briefly identify some of the most material differences discussed on page 73 of the registration statement.

RESPONSE TO COMMENT 4

The Company has revised the disclosure on page 14 to reflect the Staff’s comment.

The Exchange Offer, page 31

Expiration date; extensions and amendments; termination, page 33

5.              We note your revised disclosure in response to comment 11 in our letter dated May 29, 2013. Further revise your disclosure to state that in the event of a material change or waiver of a material condition, you will extend the exchange offer consistent with Rule 162 under the Securities Act and Rule 13e-4 under the Exchange Act.

RESPONSE TO COMMENT 5

The Company has revised the disclosure on page 36 to reflect the Staff’s comment.

[Remainder of page intentionally left blank]

Please do not hesitate to contact Judith T. Kitano at (213) 683-9252 or me at (213) 683-9243 with any questions or comments regarding this response letter or Amendment No. 2.  Thank you for your assistance.

Respectfully submitted,

/s/ Katherine H. Ku
Katherine H. Ku

Encls.

cc:                                Gregory B. Willis, Senior Vice President and Chief Financial Officer (w/o encls.)

Carol H. Forsyte, Executive Vice President, General Counsel, Chief Compliance Officer

and Corporate Secretary (w/o encls.)

Judith T. Kitano, Munger, Tolles & Olson LLP (w/o encls.)